================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
     TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                                (AMENDMENT NO. 4)


                                    TOO, INC.
                                (Name of Issuer)


COMMON STOCK, PAR VALUE $0.01 PER SHARE                         890333-10-7
--------------------------------------------------------------------------------
     (Title of class of securities)                            (CUSIP number)


                             RAYMOND O. GIETZ, ESQ.
                           WEIL, GOTSHAL & MANGES LLP
                                767 FIFTH AVENUE
                            NEW YORK, NEW YORK 10153
                                 (212) 310-8000
--------------------------------------------------------------------------------
            (Name, address and telephone number of person authorized
                     to receive notices and communications)


                                  MARCH 9, 2001
--------------------------------------------------------------------------------
             (Date of event which requires filing of this statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rules 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].



================================================================================



NY2:\1023261\03\LXJX03!.DOC\80808.0004

-------------------------------------------------------              ---------------------------------------------------
CUSIP No. 890333-10-7                                      13D                                      Page 2
-------------------------------------------------------              ---------------------------------------------------

-------------- ---------------------------------------------------------------------------------------------------------
      1        NAME OF REPORTING PERSON:                         Leslie H. Wexner
               I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):
-------------- ---------------------------------------------------------------------------------------------------------
      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                                (A) [_]
                                                                                                                (B) [X]
-------------- ---------------------------------------------------------------------------------------------------------
      3        SEC USE ONLY

-------------- ---------------------------------------------------------------------------------------------------------
      4        SOURCE OF FUNDS:        N/A

-------------- ---------------------------------------------------------------------------------------------------------
      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):              [_]
-------------- ---------------------------------------------------------------------------------------------------------
      6        CITIZENSHIP OR PLACE OF ORGANIZATION:                 United States

----------------------- ----- ------------------------------------------------------------------------------------------
      NUMBER OF          7    SOLE VOTING POWER:                     4,781,980
        SHARES
                        ----- ------------------------------------------------------------------------------------------
     BENEFICIALLY        8    SHARED VOTING POWER:                     -0-
       OWNED BY
                        ----- ------------------------------------------------------------------------------------------
         EACH            9    SOLE DISPOSITIVE POWER:                4,858,794
      REPORTING
                        ----- ------------------------------------------------------------------------------------------
     PERSON WITH         10   SHARED DISPOSITIVE POWER:                -0-

-------------- ---------------------------------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:    4,858,794

-------------- ---------------------------------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                               [X]

-------------- ---------------------------------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 15.8%

-------------- ---------------------------------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON:                IN

-------------- ---------------------------------------------------------------------------------------------------------

         SEE INSTRUCTIONS BEFORE FILLING OUT!



                                       2

-------------------------------------------------------              ---------------------------------------------------
CUSIP No. 890333-10-7                                      13D                                      Page 3
-------------------------------------------------------              ---------------------------------------------------

-------------- ---------------------------------------------------------------------------------------------------------
      1        NAME OF REPORTING PERSON:                 The Wexner Foundation
               I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):  23-7320631
-------------- ---------------------------------------------------------------------------------------------------------
      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                                (A) [_]
                                                                                                                (B) [X]
-------------- ---------------------------------------------------------------------------------------------------------
      3        SEC USE ONLY

-------------- ---------------------------------------------------------------------------------------------------------
      4        SOURCE OF FUNDS:        N/A

-------------- ---------------------------------------------------------------------------------------------------------
      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):              [_]
-------------- ---------------------------------------------------------------------------------------------------------
      6        CITIZENSHIP OR PLACE OF ORGANIZATION:                 Ohio

---------------------- ------ ------------------------------------------------------------------------------------------
      NUMBER OF          7    SOLE VOTING POWER:                      -0-
       SHARES
                       ------ ------------------------------------------------------------------------------------------
    BENEFICIALLY         8    SHARED VOTING POWER:                    -0-
      OWNED BY
                       ------ ------------------------------------------------------------------------------------------
        EACH             9    SOLE DISPOSITIVE POWER:                 -0-
      REPORTING
                       ------ ------------------------------------------------------------------------------------------
     PERSON WITH        10    SHARED DISPOSITIVE POWER:               -0-

-------------- ---------------------------------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:     -0-

-------------- ---------------------------------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                               [_]

-------------- ---------------------------------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  0.0%

-------------- ---------------------------------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON:                OO
-------------- ---------------------------------------------------------------------------------------------------------


         SEE INSTRUCTIONS BEFORE FILLING OUT!



                                       3

-------------------------------------------------------              ---------------------------------------------------
CUSIP No. 890333-10-7                                      13D                                      Page 4
-------------------------------------------------------              ---------------------------------------------------

-------------- ---------------------------------------------------------------------------------------------------------
      1        NAME OF REPORTING PERSON:                 Health and Science Interests II
               I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):  13-7022662
-------------- ---------------------------------------------------------------------------------------------------------
      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                                (A) [_]
                                                                                                                (B) [X]
-------------- ---------------------------------------------------------------------------------------------------------
      3        SEC USE ONLY

-------------- ---------------------------------------------------------------------------------------------------------
      4        SOURCE OF FUNDS:        N/A

-------------- ---------------------------------------------------------------------------------------------------------
      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):              [_]
-------------- ---------------------------------------------------------------------------------------------------------
      6        CITIZENSHIP OR PLACE OF ORGANIZATION:                 Ohio

----------------------- ----- ------------------------------------------------------------------------------------------
      NUMBER OF          7    SOLE VOTING POWER:                        -0-
        SHARES
                       ------ ------------------------------------------------------------------------------------------
     BENEFICIALLY        8    SHARED VOTING POWER:                      -0-
       OWNED BY
                       ------ ------------------------------------------------------------------------------------------
         EACH            9    SOLE DISPOSITIVE POWER:                   -0-
      REPORTING
                       ------ ------------------------------------------------------------------------------------------
     PERSON WITH         10   SHARED DISPOSITIVE POWER:                 -0-

-------------- ---------------------------------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:     -0-

-------------- ---------------------------------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                               [_]

-------------- ---------------------------------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  0.0%

-------------- ---------------------------------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON:                OO
-------------- ---------------------------------------------------------------------------------------------------------

         SEE INSTRUCTIONS BEFORE FILLING OUT!


                                       4

-------------------------------------------------------              ---------------------------------------------------
CUSIP No. 890333-10-7                                      13D                                      Page 5
-------------------------------------------------------              ---------------------------------------------------

-------------- ---------------------------------------------------------------------------------------------------------
      1        NAME OF REPORTING PERSON:                 The Wexner Children's Trust
               I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):
-------------- ---------------------------------------------------------------------------------------------------------
      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                                (A) [_]
                                                                                                                (B) [X]
-------------- ---------------------------------------------------------------------------------------------------------
      3        SEC USE ONLY

-------------- ---------------------------------------------------------------------------------------------------------
      4        SOURCE OF FUNDS:        N/A

-------------- ---------------------------------------------------------------------------------------------------------
      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):              [_]
-------------- ---------------------------------------------------------------------------------------------------------
      6        CITIZENSHIP OR PLACE OF ORGANIZATION:                    Ohio

-------------------------- ------- -------------------------------------------------------------------------------------
        NUMBER OF            7     SOLE VOTING POWER:                   2,075,075
         SHARES
                           ------- -------------------------------------------------------------------------------------
      BENEFICIALLY           8     SHARED VOTING POWER:                    -0-
        OWNED BY
                           ------- -------------------------------------------------------------------------------------
          EACH               9     SOLE DISPOSITIVE POWER:              2,075,075
        REPORTING
                           ------- -------------------------------------------------------------------------------------
       PERSON WITH           10    SHARED DISPOSITIVE POWER:               -0-

-------------- ---------------------------------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:    2,075,075

-------------- ---------------------------------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                               [_]

-------------- ---------------------------------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  6.7%

-------------- ---------------------------------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON:                OO
-------------- ---------------------------------------------------------------------------------------------------------

         SEE INSTRUCTIONS BEFORE FILLING OUT!


                     This Amendment No. 4 amends the Schedule 13D dated August 27, 1999, as amended, and is filed by Leslie H. Wexner, for and on behalf of himself, The Wexner Foundation, Health and Science Interests II, and The Wexner Children's Trust (collectively, the "Reporting Persons"), with respect to the common stock, par value $0.01 per share ("Common Stock"), of Too, Inc. (the "Company").



Item 2.         Identity and Background.
                -----------------------

                     Item 2 is amended as follows:

                     The Wexner Foundation ceased to be a Reporting Person on February 28, 2001, when it no longer owned any shares of Common Stock.

                     Health and Science Interests II ceased to be a Reporting Person on February 28, 2001, when it no longer owned any shares of Common Stock.


Item 4.         Purpose of Transaction.
                ----------------------

                     Item 4 is supplemented as follows:

                     The Wexner Children's Trust presently intends to sell an aggregate of approximately 2,000,000 shares of Common Stock, subject to market conditions and prices deemed favorable, in open market or privately negotiated transactions or otherwise. These contemplated sales are exclusive of the sales disclosed in Item 5(c) of this Amendment No. 4.

Item 5.         Interest in Securities of the Issuer.
                ------------------------------------

                     (a) The responses of the Reporting Persons to Rows (11) through (13) of the cover pages of this Amendment No. 4 to Schedule 13D are incorporated herein by reference. As of March 12, 2001, the Reporting Persons beneficially owned the number shares of the Common Stock listed below, representing approximately the percentage of the outstanding shares of Common Stock set forth opposite such number (the outstanding shares of Common Stock, 30,746,655, being based on the number of shares outstanding as of the close of business on November 24, 2000, as reported in the Company's Form 10-Q for the fiscal quarter ended October 28, 2000):

                                                                                            Percent
                 Person                                Number of Shares                     of Class
          -------------------                      -------------------------                --------
1.       Leslie H. Wexner                             4,858,794 (1)(2)(3)(4)                 15.8%
2.       The Wexner Foundation                                0 (1)                           0.0%
3.       Health and Science Interests II                      0 (2)                           0.0%
4.       The Wexner Children's Trust                  2,075,075 (4)                           6.7%

       ------------------------------

1. Power to vote or direct the disposition of the shares held by The Wexner Foundation may be deemed to be shared by Leslie H. Wexner and Jeffrey E. Epstein as the trustees of The Wexner Foundation. Leslie H. Wexner and Jeffrey E. Epstein disclaim beneficial ownership of the shares held by The Wexner Foundation.

2. Power to vote or direct the disposition of the shares held by Health and Science Interests II may be deemed to be shared by Leslie H. Wexner and Jeffrey E. Epstein as trustees thereof. Leslie H. Wexner and Jeffrey E. Epstein disclaim beneficial ownership of shares held by Health and Science Interests II.

3. Includes 76,814 shares held in The Limited, Inc. Savings and Retirement Plan for Mr. Wexner's account (as of February 28, 2001) over which he exercises dispositive but not voting control. Excludes 125 shares held directly by Abigail S. Wexner, Mr. Wexner's wife, and 28,572 shares held in a trust of which Ms. Wexner is a beneficiary, as to which Mr. Wexner disclaims beneficial ownership.

4. Power to vote or direct the disposition of the 2,075,075 shares held by Leslie H. Wexner as the sole trustee of The Wexner Children's Trust.

                     (b) The responses of the Reporting Persons to (i) Rows (7) through (10) of the cover pages of this Amendment No. 4 and (ii) Item 5(a) hereof are incorporated herein by reference.

                     (c) During the past 60 days, the Reporting Persons effected the following transactions in the Common Stock:

                                    Date of              Amount of            Price per                    Where and
     Person                       Transaction            Securities             Share                     How Effected
     ------                       -----------            ----------             -----                     ------------
Health and Science Interests II     2/28/01            50,001 shares         $19.172             New York Stock Exchange (sale)

The Wexner Foundation               2/28/01             1,200 shares         $19.5917            New York Stock Exchange (sale)

The Wexner Foundation               2/28/01             1,990 shares         $19.25              New York Stock Exchange (sale)

The Wexner Foundation               2/28/01            77,999 shares         $19.172             New York Stock Exchange (sale)

The Wexner Children's Trust         3/28/01             5,000 shares         $19                 New York Stock Exchange (sale)



                     (d), (e):  Not Applicable


Item 7.         Materials to be Filed as Exhibits.
                ---------------------------------

Exhibit 1 Joint Filing Agreement by and among Leslie H. Wexner, The Wexner Foundation, Health and Science Interests II, and The Wexner Children's Trust, dated March 13, 2001.

                                    SIGNATURE

                     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: March 13, 2001


                                      Leslie H. Wexner
                                      -----------------------------------------
                                      Leslie H. Wexner



                                      THE WEXNER FOUNDATION

                                      By: Darren K. Indyke
                                          -------------------------------------
                                          Darren K. Indyke, Secretary



                                      HEALTH AND SCIENCE INTERESTS II

                                      By: Jeffrey E. Epstein
                                          -------------------------------------
                                          Jeffrey E. Epstein, Trustee



                                      THE WEXNER CHILDREN'S TRUST

                                      By: Leslie H. Wexner
                                          -------------------------------------
                                          Leslie H. Wexner, Trustee

                                  EXHIBIT INDEX
                                  -------------

Exhibit No.
-----------

Exhibit 1 Joint Filing Agreement by and among Leslie H. Wexner, The Wexner Foundation, Health and Science Interests II, and The Wexner Children's Trust, dated March 13, 2001.